UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

File No 70-10166

REPORT FOR PERIOD

April 1, 2005 to June 30, 2005

PURSUANT TO RULE 24

In the matter of

AMERICAN ELECTRIC POWER COMPANY, INC.

This Certificate of Notification is filed by American Electric Power Company, Inc., a New York corporation (“AEP”), on behalf of itself and certain of its direct and indirect subsidiaries pursuant to Rule 24 (17 C.F.R. 250.24) under the Public Utility Holding Company Act of 1935 (the “Act”). Such filing is made in connection with the Form U-1, as amended, filed by AEP in File 70-10166 and as authorized by order of the Securities and Exchange Commission (“the Commission”) dated July 1, 2004 in that file. The order directs that the applicants file with the Commission quarterly certificates pursuant to Rule 24 within 60 days after the fiscal quarter in which transactions occur. This authority replaces and supersedes authority granted in File Numbers 70-10021 and 70-10088.

This Certificate of Notification reports transactions for the quarter ended June 30, 2005.

AEP hereby certifies for itself and its subsidiaries the following:

AMERICAN ELECTRIC POWER COMPANY, INC., et al.
QUARTERLY REPORT PER REQUIREMENTS
OF HOLDING COMPANY ACT RELEASE NO. 27872
FILE NO. 70-10166
FOR THE QUARTER ENDED JUNE 30, 2005

Contents

Item	Description

1	The sales of any Common Stock by AEP and the purchase price per share of stock issued and sold pursuant to the authority.
2	Amount and terms of any Long-term Debt, Preferred Stock, Preferred Securities, equity-linked securities directly or indirectly issued by AEP.
3
The amount and terms of any Long-term Debt issued by Kingsport Power Company, Southwestern Electric Power Company, AEP Texas Central Company, AEP Texas North Company or Wheeling Power Company issued pursuant to this authority.

4	The amount and terms of any pollution control refinancing issued pursuant to this order.
5	If a guarantee is issued during the quarter pursuant to this authority, the name of the guarantor, the name of the beneficiary of the guarantee and the amount of the guarantee.
6	The amount and terms of any short-term debt issued by AEP, AEP Utilities, Inc., AEP Utility Funding LLC or AEP Nonutility Funding LLC or any of the Public Utility Subsidiaries during the quarter.
7	The notional amount and principal terms of any hedge instruments or anticipatory hedges entered into during the quarter and the identity of the other parties thereto.
8	Identification of any investments in any new Electric Wholesale Generating Companies (EWGs) or Foreign Utility Companies (FUCOs) counting against the $150 million limit for such investments.
9	The name, parent company and the amount invested in any financing entity during the quarter.
10	A table showing at the end of each quarter a capitalization chart for AEP and each of the public utility subsidiaries.
11
With respect to each participant in the Utility Money Pool and each participant in the Nonutility Money Pool, the maximum borrowings from and loans to the respective Money Pool during the quarter and the interest rate applied to borrowings and loans.

12
Upon the formation of any financing subsidiary to fund any Money Pool, a statement showing the name and date of formation of the financing subsidiary, to be supplied in the next report, as well as the date of implementation or discontinuance of any of the Money Pool funding programs.

13	A list of Form U-6B-2 statements filed with the Securities and Exchange Commission, including the name of the filing entity and the date of the filing.
14	The date, amount and payee of dividends out of capital or unearned surplus paid by any nonutility subsidiary during the quarter.
15
If any subsidiaries are Variable Interest Entities (VIEs) as that term is used in FASB Interpretation 46R, Consolidation of Variable Interest Entities, provide a description of any financing transactions conducted during the reporting period that were used to fund such VIEs.

16	If any financing proceeds are used for VIEs, a description of the accounting for such transaction under FASB Interpretation 46R.
17
Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including AEP, that engaged in jurisdictional financing transactions during the quarter.

18
A retained earnings analysis of AEP on a consolidated basis and of each utility subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of each quarter.

19	Signature page.

Item 1

The sales of any Common Stock by AEP and the purchase price per share of stock issued and sold pursuant to the authority.

None

Item 2

Amount and terms of any Long-term Debt, Preferred Stock, Preferred Securities, equity-linked securities directly or indirectly issued by AEP.

$345,000,000 4.709% Senior Unsecured Note Payable, Due 2007

Item 3

The amount and terms of any Long-term Debt issued by Kingsport Power Company, Southwestern Electric Power Company, AEP Texas Central Company, AEP Texas North Company or Wheeling Power Company issued pursuant to this authority.

Company	Type of Security Sold	Terms of Security	Total Proceeds

Kingsport Power Company Borrowing Limit - $50 million	None		$-
AEP Texas Central Company Borrowing Limit - $600 million	None		-
AEP Texas North Company Borrowing Limit - $250 million	None		-
Southwestern Electric Power Company Borrowing Limit - $600 million	Senior Unsecured Note Payable	4.9%, Due 2015	150,000,000
Wheeling Power Company Borrowing Limit - $50 million	None		-

Item 4

The amount and terms of any pollution control refinancing issued pursuant to this order.

TCC: $60,000,000 Due 2028, Variable Interest Rate.

TCC: $60,265,000 Due 2028, Variable Interest Rate.

Item 5

If a guarantee is issued during the quarter pursuant to this authority, the name of the guarantor, the name of the beneficiary of the guarantee and the amount of the guarantee.

Guarantor	Subsidiary	Amount of Guarantee (in thousands)
None	None	$-

Item 6

The amount and terms of any short-term debt issued by AEP, AEP Utilities, Inc., AEP Utility Funding LLC or AEP Nonutility Funding LLC or any of the public utility subsidiaries during the quarter.

Short-term Borrowings for the Quarter Ended June 30, 2005
(in thousands)

Borrower: American Electric Power Company, Inc.

Source	Outside Borrowings During Period	Repayments During Period	Amount Outstanding at End of Period	Weighted Average Interest Rate During Period
Commercial Paper	$-	$-	$-	-%
Bank Credit Facility	-	-	-	-%

Total External Short-term Borrowings	$-	$-	$-	-%

Item 7

The notional amount and principal terms of any hedge instruments or anticipatory hedges entered into during the quarter and the identity of the other parties thereto.

AEP Legal Entity	Date Entered	Settlement Date	Maturity Date	Counter Party	Debt Amount (in millions)	Rate Given to Counterparty	Rate Received by AEP

American Electric Power Company, Inc.	4/1/2005	5/12/2005	5/15/2007	Barclays Bank	$75	Market-Based T-Lock	3.87%
Southwestern Electric Power Company	4/15/2005	7/20/2005	7/20/2015	UBS	25	Market-Based (Forward Starting Swaps)	4.84%
Ohio Power Company	4/19/2005	10/17/2005	10/17/2008	ABN-AMRO	50	Market-Based (Forward Starting Swaps)	4.26%
Ohio Power Company	5/16/2005	10/17/2005	10/17/2008	RBS	50	Market-Based (Forward Starting Swaps)	4.26%
Ohio Power Company	5/18/2005	10/17/2005	10/17/2008	Barclays Bank	50	Market-Based (Forward Starting Swaps)	4.17%
Indiana Michigan Power Company	5/25/2005	11/15/2005	11/15/2015	CSFB	25	Market-Based (Forward Starting Swaps)	4.49%
Appalachian Power Company	6/1/2005	9/30/2005	9/30/2015	Barclays Bank	50	Market-Based (Forward Starting Swaps)	4.36%
Appalachian Power Company	6/22/2005	9/30/2005	9/30/2015	CSFB	25	Market-Based (Forward Starting Swaps)	4.41%

Item 8

Identification of any investments in any new Electric Wholesale Generating Companies (EWGs) or Foreign Utility Companies (FUCOs) counting against the $150 million limit for such investments.

None

Item 9

The name, parent company and the amount invested in any financing entity during the quarter.

None

Item 10

A table showing at the end of each quarter a capitalization chart for AEP and each of the public utility subsidiaries.

CAPITALIZATION STRUCTURE
(as of June 30, 2005)
($s in thousands)

	Common Equity		Preferred Stock (a)		Long-term Debt		Short-term Debt (b)		Total Capitalization
Company	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
American Electric Power Company, Inc.	$8,382,000	41.1%	$61,000	0.3%	$11,916,000	58.5%	$14,000	0.1%	$20,373,000	100.0%
AEP Generating Company	51,381	42.5%	-	0.0%	44,824	37.1%	24,621	20.4%	120,826	100.0%
AEP Texas Central Company	1,147,013	36.0%	5,940	0.2%	1,910,010	60.0%	120,064	3.8%	3,183,027	100.0%
AEP Texas North Company	316,702	50.0%	2,357	0.4%	314,406	49.6%	-	0.0%	633,465	100.0%
Appalachian Power Company	1,567,466	42.7%	17,784	0.5%	1,905,490	52.0%	176,692	4.8%	3,667,432	100.0%
Columbus Southern Power Company	919,484	48.2%	-	0.0%	987,757	51.8%	-	0.0%	1,907,241	100.0%
Indiana Michigan Power Company	1,122,298	43.4%	8,084	0.3%	1,315,927	50.8%	143,126	5.5%	2,589,435	100.0%
Kentucky Power Company	331,355	40.5%	-	0.0%	487,716	59.5%	-	0.0%	819,071	100.0%
Kingsport Power Company	23,652	48.0%	-	0.0%	20,000	40.6%	5,639	11.4%	49,291	100.0%
Ohio Power Company	1,626,315	44.2%	16,641	0.5%	2,005,627	54.6%	25,880	0.7%	3,674,463	100.0%
Public Service Company of Oklahoma	529,742	47.9%	5,262	0.5%	571,041	51.6%	-	0.0%	1,106,045	100.0%
Southwestern Electric Power Company	769,800	44.6%	4,700	0.3%	950,500	55.1%	-	0.0%	1,725,000	100.0%
Wheeling Power Company	34,697	58.0%	-	0.0%	25,000	41.8%	133	0.2%	59,830	100.0%

(a)	Preferred stock includes Cumulative Preferred Stock of Subsidiaries Subject to Mandatory Redemption and Cumulative Preferred Stock Not Subject to Mandatory Redemption.

(b)	Short-term Debt includes both Short-term Debt and Advances from Affiliates.

Item 11

With respect to each participant in the Utility Money Pool and each participant in the Nonutility Money Pool, the maximum borrowings from and loans to the respective Money Pool during the quarter and the interest rate applied to borrowings and loans.

Nonutility Money Pool Internal Maximum Short-term Borrowings and Loans for the Quarter Ended June 30, 2005
(in thousands)

	Maximum Borrowings from Nonutility Money Pool	Maximum Loans to Nonutility Money Pool
AEP Acquisition LLC	$3,902	$-
AEP C&I Company LLC	112	-
AEP Coal, Inc.	-	27,501
AEP Coal Marketing, LLC	-	25,879
AEP Communications, Inc.	-	5,047
AEP Communications LLC	5,591	-
AEP Delaware Investment Company	-	-
AEP Delaware Investment Company II	-	-
AEP Desert Sky GP, LLC	-	-
AEP Desert Sky LP, LLC	20,005	-
AEP Elmwood LLC	1,014	216
AEP EmTech LLC	12,651	-
AEP Energy Services, Inc.	81,006	4,679
AEP Energy Services Ltd.	966	-
AEP Energy Services Investments, Inc.	-	-
AEP Energy Services Gas Holding Company	-	292,313
AEP Energy Services UK Generation Ltd.	-	-
AEP Fiber Venture LLC	-	23,849
AEP Gas Marketing LP	23	-
AEP Gas Power GP, LLC	-	2,120
AEP Holdings I CV	-	-
AEP Holdings II CV	-	-
AEP Investments, Inc.	58,799	-
AEP MEMCo LLC	104,223	-
AEP Ohio Retail Energy LLC	-	-
AEP Power Marketing, Inc.	-	-
AEP ProServ, Inc.	-	15,093
AEP Resources, Inc.	291,018	-
AEP T&D Services LLC	-	427
AEP Texas C&I Retail GP, LLC	128	-
AEP Texas C&I Retail LP	-	7,952
AEP Texas POLR LLC	1,298	-
C3 Communications, Inc.	-	4,265
C3 Networks GP, LLC	-	-
C3 Networks LP	-	-
C3 Networks & Communications LP	-	-
CSW Development I, Inc.	-	-
CSW Energy, Inc.	-	25,781
CSW Energy Services, Inc.	-	1,906
CSW International, Inc.	-	9,881
CSW Power Marketing, Inc.	-	-
CSWE/Fort Lupton, Inc.	-	-
Houston Pipeline Company LP	52	31
HPL Holdings, Inc.	-	-
Jefferson Island Storage & Hub LLC	-	-
LIG Pipeline Company	-	-
Mutual Energy SWEPCo LP	5,635	-
Mutual Energy LLC	-	2,809
Newgulf Power Venture, Inc.	10	-
NGLE Pushan Power LDC	-	-
NGLE International Ltd.	-	-
NGLE Project Management Company Ltd.	-	-
POLR Power LP	10,143	-
REP General Partner LLC	-	1,867
REP Holdco, Inc.	-	151,832
United Sciences Testing, Inc.	757	-
Ventures Leasing Company LLC	-	12,940

Weighted Average Interest Rate for Amounts Borrowed and/or Invested by the Nonutility Pool
for the Quarter Ended June 30, 2005

	Interest Rate	Days Borrowed/ Invested
Weighted average interest rate for borrowed funds	3.25%	52
Weighted average interest rate for invested funds	3.02%	39

Item 11 (CONTINUED)

With respect to each participant in the Utility Money Pool and each participant in the Nonutility Money Pool, the maximum borrowings from and loans to the respective Money Pool during the quarter and the interest rate applied to borrowings and loans.

Utility Money Pool Internal Maximum Short-term Borrowings and Loans for the Quarter Ended June 30, 2005
(in thousands)

	Maximum Borrowings from Utility Money Pool	Maximum Loans to Utility Money Pool
AEP Generating Company	$42,740	$9,305
AEP Service Corporation	87,324	239,785
AEP Texas Central Company	320,508	-
AEP Texas North Company	-	68,873
Appalachian Power Company	213,862	296,586
Blackhawk Coal Company	-	21,645
Cedar Coal Company	-	16,293
Central Appalachian Coal Company	-	1,942
Central Coal Company	-	560
Colomet Inc.	-	3,572
Columbus Southern Power Company	-	89,030
Conesville Coal Preparation Company	-	3,525
Dolet Hills Lignite Company LLC	-	7,762
Franklin Real Estate Company	241	24
Indiana Franklin Realty	54	2
Indiana Michigan Power Company	223,898	-
Kentucky Power Company	3,386	24,073
Kingsport Power Company	7,226	-
Ohio Power Company	44,192	99,107
Public Service Company of Oklahoma	53,320	55,602
Simco Inc.	-	512
Southern Appalachian Coal Company	-	9,930
Southwestern Electric Power Company	3,209	186,657
Wheeling Power Company	3,411	5,542

Weighted Average Interest Rate for Amounts Borrowed and/or Invested by the Utility Money Pool
for the Quarter Ended June 30, 2005

	Interest Rate	Days Borrowed/ Invested
Weighted average interest rate for borrowed funds	3.14%	82
Weighted average interest rate for invested funds	2.83%	9

Item 12

Upon the formation of any financing subsidiary to fund any Money Pool, a statement showing the name and date of formation of the financing subsidiary, to be supplied in the next report, as well as the date of implementation or discontinuance of any of the Money Pool funding programs.

None

Item 13

A list of Form U-6B-2 statements filed with the Securities and Exchange Commission, including the name of the filing entity and the date of the filing.

Filing	Company	Filing Date
U-6B-2	American Electric Power Company, Inc.	April 8, 2005
U-6B-2	Appalachian Power Company	June 10, 2005

Item 14

The date, amount and payee of dividends out of capital or unearned surplus paid by any nonutility subsidiary during the quarter.

Dividend Paid by	Date Paid	Amount	Dividends Paid to
CSW Energy, Inc.	5/3/2005	$22,000,000	AEP Utilities, Inc.
AEP Resources Australia Pty Limited	5/23/2005	115,599	AEP Resources, Inc.

Item 15

If any subsidiaries are Variable Interest Entities (VIEs) as that term is used in FASB Interpretation 46R, Consolidation of Variable Interest Entities, provide a description of any financing transactions conducted during the reporting period that were used to fund such VIEs.

None.

Item 16

If any financing proceeds are used for VIEs, a description of the accounting for such transaction under FASB Interpretation 46R.

None.

Item 17

Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including AEP, that has engaged in jurisdictional financing transactions during the quarter.

See the following Balance Sheets previously filed with the SEC as part of AEP's Combined Form 10Q for the quarter ended June 30, 2005:

American Electric Power Company, Inc.
AEP Generating Company
AEP Texas Central Company
AEP Texas North Company
Appalachian Power Company
Columbus Southern Power Company
Indiana Michigan Power Company
Kentucky Power Company
Ohio Power Company
Public Service Company of Oklahoma
Southwestern Electric Power Company

Item 17 (CONTINUED)

Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including AEP, that has engaged in jurisdictional financing transactions during the quarter.

Shown below are the Balance Sheets for Kingsport Power Company and Wheeling Power Company which do not file Form 10Q with the SEC:

KINGSPORT POWER COMPANY
BALANCE SHEET
ASSETS
AS OF JUNE 30, 2005
(in thousands)
(Unaudited)

2005
ELECTRIC UTILITY PLANT
Transmission	$16,535
Distribution	84,332
General	4,392
Construction Work in Progress	1,321
TOTAL	106,580
Accumulated Depreciation and Amortization	41,958
TOTAL - NET	64,622

OTHER PROPERTY AND INVESTMENTS

Non-Utility Property, Net	97
TOTAL	97

CURRENT ASSETS

Cash and Cash Equivalents	49
Accounts Receivable:
Customers	1,810
Affiliated Companies	972
Accrued Unbilled Revenues	1,234
Miscellaneous	12
Materials and Supplies	155
Prepayments	253
Other	159
TOTAL	4,644

DEFERRED DEBITS AND OTHER ASSETS

Regulatory Assets:
SFAS 109 Regulatory Asset, Net	5,051
Other	173
Deferred Charges	215
Deferred Property Taxes	566
TOTAL	6,005
TOTAL ASSETS	$75,368

Item 17 (CONTINUED)

Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including AEP, that has engaged in jurisdictional financing transactions during the quarter.

KINGSPORT POWER COMPANY
BALANCE SHEET
CAPITALIZATION AND LIABILITIES
AS OF JUNE 30, 2005
(in thousands)
(Unaudited)

2005
CAPITALIZATION
Common Shareholder's Equity:
Common Stock - No Par Value:
Authorized - 500,000 Shares
Outstanding - 410,000 Shares	$4,100
Paid-in Capital	13,800
Accumulated Other Comprehensive Income (Loss)	(2,204)
Retained Earnings	7,956
Total Common Shareholder's Equity	23,652
Long-term Debt-Affiliated	20,000
TOTAL	43,652

CURRENT LIABILITIES
Advances from Affiliates	5,639
Accounts Payable:
General	265
Affiliated Companies	6,394
Customer Deposits	1,972
Taxes Accrued	1,736
Interest Accrued	531
Obligations Under Capital Leases	153
Other	876
TOTAL	17,566

DEFERRED CREDITS AND OTHER LIABILITIES
Deferred Income Taxes	11,468
Regulatory Liabilities:
Deferred Investment Tax Credits	487
Asset Removal Costs	514
Deferred Credits	117
Obligations Under Capital Leases	203
Other	1,361
TOTAL	14,150
TOTAL CAPITALIZATION AND LIABILITIES	$75,368

Item 17 (CONTINUED)

Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including AEP, that has engaged in jurisdictional financing transactions during the quarter.

WHEELING POWER COMPANY
BALANCE SHEET
ASSETS
AS OF JUNE 30, 2005
(in thousands)
(Unaudited)

2005
ELECTRIC UTILITY PLANT
Transmission	$24,146
Distribution	85,059
General	6,960
Construction Work in Progress	4,047
TOTAL	120,212
Accumulated Depreciation and Amortization	50,512
TOTAL - NET	69,700

OTHER PROPERTY AND INVESTMENTS

Non-Utility Property, Net	17
Other	28
TOTAL	45

CURRENT ASSETS

Cash and Cash Equivalents	82
Other Cash Deposits	5
Accounts Receivable:
Customers	6,504
Affiliated Companies	382
Accrued Unbilled Revenues	5,020
Miscellaneous	7
Allowance for Uncollectible Accounts	(85)
Materials and Supplies	127
Prepayments	378
Other	162
TOTAL	12,582

DEFERRED DEBITS AND OTHER ASSETS

Regulatory Assets:
SFAS 109 Regulatory Asset, Net	9,988
SFAS 112 Postemployment Benefits	490
Deferred Property Taxes	1,014
Deferred Charges	54
TOTAL	11,546

TOTAL ASSETS	$93,873

Item 17 (CONTINUED)

Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including AEP, that has engaged in jurisdictional financing transactions during the quarter.

WHEELING POWER COMPANY
BALANCE SHEET
CAPITALIZATION AND LIABILITIES
AS OF JUNE 30, 2005
(in thousands)
(Unaudited)

2005
CAPITALIZATION
Common Shareholder's Equity:
Common Stock - No Par Value:
Authorized and Outstanding - 150,000 Shares	$2,428
Paid-in Capital	15,596
Accumulated Other Comprehensive Income (Loss)	(3,156)
Retained Earnings	19,829
Total Common Shareholder's Equity	34,697
Long-term Debt-Affiliated	25,000
TOTAL	59,697

CURRENT LIABILITIES

Advances from Affiliates	133
Accounts Payable:
General	165
Affiliated Companies	6,314
Customer Deposits	977
Taxes Accrued	3,880
Interest Accrued	76
Obligations Under Capital Leases	145
Other	1,360
TOTAL	13,050

DEFERRED CREDITS AND OTHER LIABILITIES

Deferred Income Taxes	15,520
Regulatory Liabilities:
Deferred Investment Tax Credits	286
Deferred Credits	421
Obligations Under Capital Leases	307
Employee Benefits and Pension Obligations	4,592
TOTAL	21,126
TOTAL CAPITALIZATION AND LIABILITIES	$93,873

Item 18

A Retained Earnings analysis of AEP on a consolidated basis and of each utility subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances as of the end of the quarter.

See the following Statements of Common Shareholder's Equity and Comprehensive Income (Loss) previously filed as part of AEP's Combined Form 10Q for the quarter ended June 30, 2005:

American Electric Power Company, Inc.
AEP Generating Company
AEP Texas Central Company
AEP Texas North Company
Appalachian Power Company
Columbus Southern Power Company
Indiana Michigan Power Company
Kentucky Power Company
Ohio Power Company
Public Service Company of Oklahoma
Southwestern Electric Power Company

Shown below are the Statements of Retained Earnings for Kingsport Power Company and Wheeling Power Company which do not file Form 10Q with the SEC:

KINGSPORT POWER COMPANY
STATEMENT OF RETAINED EARNINGS
AS OF JUNE 30, 2005
(in thousands)
(Unaudited)

Retained Earnings - December 31, 2004	$9,662
Net Income	1,794
Goodwill Amortization	-
Common Stock Dividends	(3,500)
Preferred Stock Dividends	-
Capital Stock Expense	-
Retained Earnings - June 30, 2005	$7,956

WHEELING POWER COMPANY
STATEMENT OF RETAINED EARNINGS
AS OF JUNE 30, 2005
(in thousands)
(Unaudited)

Retained Earnings - December 31, 2004	$21,275
Net Income	2,804
Goodwill Amortization	-
Common Stock Dividends	(4,250)
Preferred Stock Dividends	-
Capital Stock Expense	-
Retained Earnings - June 30, 2005	$19,829

Item 19

Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration, as amended, of AEP, et al, in File No. 70-10166 and in accordance with the terms and conditions of the Commission’s order dated July 1, 2004, permitting said Application-Declaration to become effective.

SIGNATURE

As required by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, American Electric Power Company, Inc. for itself and its subsidiaries have duly caused this report to be signed on its behalf on this 29th day of August, 2005.

/s/ Rebecca J. Buonavolonte

Rebecca J. Buonavolonte
Managing Director - Financial Reporting
American Electric Power Service Corporation